

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports Second Quarter Fiscal 2025 Financial Results and Provides Updated Cash Position

July 10, 2025 – Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy", "Trilogy Metals" or the "Company") announces its financial results for the second quarter ended May 31, 2025. Details of the Company's financial results are contained in the interim unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Quarterly Highlights

- Cash on hand of $24.6 million and working capital of $23.8 million as at May 31, 2025.

- Annual general meeting of shareholders (the "AGM") held with all directors re-elected.

- Base Shelf Prospectus (as defined below) and at-the-market equity program (the "ATM Program") established.

Corporate Activities

The AGM was held on May 13, 2025. All directors nominated by the Company were elected by shareholders of the Company, with each director receiving greater than 94% of the votes cast. The shareholders also voted in favour of all other items of business including the continuation of the Company's Restricted Share Unit Plan and Deferred Share Unit Plan.

Base Shelf Prospectus and ATM Program

The Company filed a final short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada (the "Canadian Base Shelf Prospectus"), and a corresponding shelf registration statement on Form S-3 (the "Registration Statement" together with the Canadian Base Shelf Prospectus, the "Base Shelf Prospectus") with the United States Securities and Exchange Commission allowing for the future issuance, from time to time, of up to US$50 million in common shares of the Company (the "Common Shares"), warrants to purchase Common Shares, share purchase contracts of the Company, subscription receipts and units comprised of some or all of the foregoing securities (collectively, the "Securities"). Any amounts, prices and terms will be determined based on market conditions at the time of an offering and will be set out in an accompanying prospectus supplement. The final Base Shelf Prospectus became effective on April 14, 2025. The Canadian Base Shelf Prospectus will remain effective for 25 months, while the Registration Statement will remain effective for three years.

On May 27, 2025, the Company entered into an equity distribution agreement (the "Distribution Agreement") with BMO Nesbitt Burns Inc., Cantor Fitzgerald Canada Corporation (the "Canadian Agents"), BMO Capital Markets Corp. and Cantor Fitzgerald & Co. (the "U.S. Agents" together with the Canadian Agents, the "Agents") for the ATM Program. On the same date, the Company filed a prospectus supplement (the "Prospectus Supplement") to the Canadian Base Shelf Prospectus and the US shelf registration statement on Form S-3 qualifying the distribution of the Common Shares under the ATM Program. Under the ATM Program and pursuant to the Distribution Agreement and the Prospectus Supplement, the Company may sell up to US$25 million of Common Shares. The Common Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. The net proceeds of any such sales under the ATM Program are anticipated to be used for continued development of the Upper Kobuk Mineral Projects and for general corporate purposes.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars,
except for per share amounts

	Three months ended		Six months ended	
Selected expenses	**May 31, 2025**	**May 31, 2024**	**May 31, 2025**	**May 31, 2024**
	$	**$**	**$**	**$**
General and administrative	353	319	696	734
Investor relations	18	19	34	31
Professional fees	612	192	1,059	392
Salaries	316	178	523	369
Salaries and directors expense – stock-based compensation	367	509	2,597	2,508
Share of loss on equity investment	764	602	1,345	1,395
Comprehensive loss for the period	(2,177)	(1,759)	(5,800)	(5,360)
Basic and diluted loss per common share	(0.01)	(0.01)	(0.04)	(0.03)

For the three-month period ended May 31, 2025, we reported a net loss of $2.2 million compared to a net loss of $1.8 million for the three-month period ended May 31, 2024. The increase in comprehensive loss in the second quarter of 2025, compared to the same quarter in 2024, was primarily driven by higher regulatory expenses and legal fees related to the Company's Base Shelf Prospectus and ATM Program. For the three-month period ended May 31, 2025, salaries increased due to executives receiving 100% of their base compensation in cash starting on March 1, 2025. In comparison, during the same period in 2024, all of the base salary for the Company's Chief Executive Officer and one-third of the base salaries for the other executives was paid in Restricted Share Units as part of a multi-year cash conservation initiative, which was recorded in stock-based compensation. The increase in salaries was offset by a corresponding decrease in stock-based compensation expense. The increase in our share of loss of Ambler Metals was primarily driven by higher professional consulting fees related to engineering activities incurred during the second quarter and partially offset by a reduction in overall activities at the Ambler Access Project.

For the six-month period ended May 31, 2025, we reported a net loss of $5.8 million, compared to a net loss of $5.4 million for the same period in 2024. The increase was primarily driven by higher regulatory expenses and legal fees related to the Company's Base Shelf Prospectus and ATM Program of $0.7 million, as well as fees related to the preparation of the Bornite preliminary economic assessment study (the "Bornite PEA") of $0.2 million. Salaries increased due to executives receiving 100% of their base compensation in cash starting on March 1, 2025. In comparison, during the same period in 2024, a portion of executive compensation was paid in Restricted Share Units. Our share of losses from Ambler Metals for the six-month period ended May 31, 2025 remained comparable to the same period in 2024. Additionally, overall corporate costs were partially offset by $0.4 million in interest income earned.

Liquidity and Capital Resources

During the six-month period ending May 31, 2025, we used $1.4 million for operating activities. The majority of these funds was spent on corporate salaries, professional fees to complete the Bornite PEA, and the establishment of the Shelf Base Prospectus and ATM Program along with related regulatory filing fees with the United States and Canadian securities commissions. In addition, the Company incurred annual listing fees for the NYSE American Exchange and the Toronto Stock Exchange during the first fiscal quarter. These outflows were partially offset by $0.4 million in interest income earned.

As at May 31, 2025, we had $24.6 million in cash and cash equivalents and working capital, which we define as current assets less current liabilities, of $23.8 million. There is sufficient cash on hand to fund the approved fiscal 2025 cash budget of $3.1 million.

To ensure sufficient liquidity in the future to support our operations, administration expenses and contributions for our share of Ambler Metals, we have an effective Base Shelf Prospectus that allows for the future issuance, from time to time, of up to US$50.0 million in Securities. We have also established an ATM Program whereby we may, from time to time and at our discretion, offer and sell the Common Shares having an aggregate gross sales price of up to US$25.0 million under the ATM Program, through the Agents, at the prevailing market price at the time of sale. As at July 10, 2025, we have not utilized the ATM Program.

We believe our current cash position is sufficient to meet our working capital requirement for the next 12 months. Additionally, we have access to capital markets to support any future funding needs related to joint venture contributions.

Qualified Person

Richard Gosse, P.Geo., Vice President Exploration for Trilogy Metals, is a Qualified Person as defined under National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*. Mr. Gosse has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company which holds a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the Upper Kobuk Mineral Projects in northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District — the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares.

Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088
# # #

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the ATM Program and the use of proceeds of sales, potential actions and effects resulting from the executive orders and statements from the Department of the Interior, Bureau of Land Management, perceived merit of properties, the sufficiency of cash for the next twelve months and the Company's plans to provide further updates and the timing thereof are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving our assumptions with respect to those uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2024 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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